UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	TSC/Richard Bernstein Global Thematic Micro-Cap Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):
10 High Street, Suite 701 Boston, MA 02110

Telephone Number (including area code):	888-301-3838

Name and address of agent for service of process:
Tina Singh
TS Capital, LLC
Wall Street Plaza
88 Pine Street, Suite 2430
New York, New York 10005

Copies to:

Rose F. DiMartino, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES  [ X ]  NO [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of New York and state of New York on the 1st day of April 2015.

TSC/Richard Bernstein Global Thematic Micro-Cap Fund, Inc.

			BY	/s/ Tina Singh
Tina Singh
President and Director

Attest:	/s/ Henry Johnson
	Name:	Henry Johnson
	Title:	Chief Financial Officer